May 14, 2012

Mr. Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Fidelity Bancorp, Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed December 21, 2011
Response dated March 7, 2012
File No. 000-22288

Dear Mr. West:

This letter is in response to your letter dated April 24, 2012 pursuant to your review of Fidelity Bancorp’s Form 10-K for the fiscal year ended September 30, 2011 and the Company’s response dated March 7, 2012.  For your convenience, each supplemental comment is repeated in bold and addressed below.

Form 10-K for the year ended September 30, 2011

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Securities, page 71

Comment 1 - We have read your response to our prior comment one.  With a view toward increased disclosure in future filings please expand your credit measurement methodology as it relates to your pooled trust securities to address the following assumptions used in the calculation of the present value of cash flows expected to be collected:

We engage a third party, Sterne Agee, to model and value our investments in pooled trust preferred securities (“TruPS”).

Discount Rate:

•	Explain in detail how you determine the discount rate used in your calculation;

In accordance with EITF 99-20-b, the discount rate used for impairment testing is the current yield used to accrete the beneficial interest. Specifically, for securities with fixed rate coupons, the discount rate is equal to the bond’s yield to maturity, calculated at the purchase price. For floating rate securities, the discount rate is equal to the bond’s spread to maturity, calculated at the purchase price, plus the forward curve for the benchmark index, which is generally 3-month LIBOR.

Deferrals and Defaults:

•	Explain in detail how you develop your estimate of future deferrals and defaults;

For performing bank issuers, defaults are projected using an internal CAMELS model developed by the third party preparing the valuations. Issuers that have CAMELS ratings of 4 or 5, and fail a second level stress test, are assigned default probabilities of either 50% or 100%. Banks that pass these default thresholds are projected to default at an annual rate of 2% for 2 years, and 36 basis points every year thereafter.

Defaults of insurance company and REIT issuers are projected at the average historical rates for their credit ratings. To account for current economic stresses, these default rates are doubled for insurance companies in each of the first two years of the projection. Ratings of CCC- are assigned to unrated issuers, and assume immediate defaults for issuers with ratings below CCC-.

•
Explain how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and how this leads to different estimates of deferrals and defaults for each security owned;

See the explanation immediately above.

•	Clarify if you treat actual deferrals the same as defaults; and

The model assumes that all issues in deferral will default immediately, unless they have entered into definitive agreements to either be acquired, or raise material amounts of capital. In addition, as explained in the bullet immediately below, there are different recovery assumptions for deferrals and defaults.

•
Explain your recovery rate assumption and how you determine it.  Clarify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

For collateral issued by failed banks, insurance companies and REITs, a conservative assumption of zero is modeled for recoveries. For deferring bank collateral, recoveries of 10% are assumed to account for the potential for cures, as well to be consistent with the small recoveries historically associated with TruPS.

Prepayment Rate:

•	Based on the terms of your security, explain how prepayments can occur (e.g., call dates, auction dates, etc.);

Generally, TruPS are callable at par after a 5-year lockout.

•	Disclose your prepayment assumption(s) and how you determine it;

For deals with issues that have high, fixed rate coupons in excess of 8%, or floating rate spreads greater than 300 basis points, it’s assumed that profitable, well capitalized banks will have the economic incentive to call their TruPS within one year.

In addition, it’s assumed that banks subject to Dodd-Frank’s phase-out of TruPS from Tier 1 capital will prepay their issues in the middle of 2013.

•	If your prepayment assumption(s) changed during the year, explain why and detail the key information on which you rely to support your change; and

The prepayment assumptions did not change during the year.

•	Explain how your credit loss is affected by increasing the prepayment assumption(s) and explain why the change is reasonable.

For our mezzanine positions, increasing the prepayment assumptions would result in increased credit losses due to the reduction in the excess spread available to service our bonds.  For our senior positions, the credit effect would be neutral to positive because increases in prepayments would result in faster return of principal and lower aggregate defaults, all else equal.

However, as noted, the prepayment assumptions were not changed during the year.

In addition, explain how you determined that defaults and deferrals announced after the balance sheet date were incorporated in the calculation of cash flows expected to be collected at period end.

Because the pay dates for most TruPS deals occur around quarter end, and issuers must give notice prior to deferring, this rarely happens. However, the model incorporates deferrals announced after the balance sheet date into the cash flow projections, to the extent that they are not already contained in the default projections.

Comment 2 - We acknowledge your response to our prior comment three; however, we believe that there is a practical limitation on the period of time management can incorporate into the anticipated recovery period for an available-for-sale security.  It appears, based on the facts you have presented in your response, that such practical limitation has been reached, particularly with respect to your investments in WVFC, FCF, and AVLY.  In light of this, please revise your conclusions on OTTI and tell us the impact to your previously issued financial statements or provide us with detailed persuasive evidence supporting your conclusion why OTTI is not necessary.

We continued to analyze the financial condition of all investments, including WVFC, FCF, and AVLY.  Due to a recent change in senior management and a continued pattern of nonperforming asset issues, we have determined that the deterioration in FCF stock price is likely the result of poor fundamental financial metrics. Consequently, we did include an OTTI charge to earnings to the quoted market price in the March 31, 2012 quarter.  Also, upon further review and discussion, while we believe that the market has not been efficient in pricing financial institutions through the latest economic cycle, we recognize the duration and extent to which WVFC and AVLY have been in an unrealized loss position, and also recognize that we cannot forecast a recovery in the foreseeable future.  As a result, we included an OTTI charge to earnings to the quoted market price in the March 31, 2012 quarter.

We welcome your feedback to this response.  We always try our best to file accurate filings with the commission.  Your comments will only help to improve our filings going forward.

Respectfully submitted,

/s/ Lisa L. Griffith                  /s/ Richard G. Spencer

Lisa L. Griffith                   Richard G. Spencer
Senior Vice President and                President and Chief Executive Officer
Chief Financial Officer